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EXHIBIT 17.1

September 12, 2002


Mr. David D'Archangelo
Entreport Corporation
Darwin Court
Carlsbad, California 92009


Dear David,

It is with much mixed emotion that I must resign my position as a member of the Entreport Board of Directors. With this resignation from the Board is also included my resignation from the Audit Committee.

I have enjoyed my time of service to this board and the functioning with you and Bill Shue and your team at Entreport. From the very beginning of my involvement with you in this project, I was impressed with the fact that you attracted a good number of very capable people to work with you. I think this fact is testimony to the quality of your vision and your ability to excite and recruit the level of talent that these people represent.

Timing is sometiimes everything. It is unfortunate that the timing and unfortunate negative fall of the financial markets and many other uncontrollable negative factors at critical times in the past couple of years occurred and contributed to the inability of Entreport to realize its potential.

I admire and respect you and Bill and other members of your team for hanging in there, even at this time, to try to bring about a positive outcome and result for this company. I continue to wish you well and hope that you are able to accomplish your mission.

Thank you for the opportunity of working with you.

Sincerely,


/s/ Tony Acone

Tony Acone






             PMB 430 44-489 TOWN CENTER WAY #D PALM DESERT, CA 92660
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